UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ON Semiconductor Corporation

(Name of Subject Company (Issuer))

ON Semiconductor Corporation

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-5226

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Cheryl A. Ikegami

Snell & Wilmer L.L.P.

One Arizona Center

Phoenix, AZ 85004

Tel. (602) 382-6395

Fax. (602) 382-6070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,376,000	$7,086

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (the “Notes”) is $1,000 per $1,000 principal amount outstanding. As of March 16, 2010, there was $99,376,000 aggregate principal amount of the Notes outstanding.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by ON Semiconductor Corporation, a Delaware corporation (the “Company”), and relates to the offer to repurchase for cash the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B issued by the Company on July 21, 2006 (the “Notes”), pursuant to the requirements of the Indenture (the “Indenture”), dated as of July 21, 2006, by and among the Company, certain of its subsidiaries as Note Guarantors, and Wells Fargo Bank, N.A., as trustee (“Trustee”). The offer to repurchase is made upon the terms and subject to the conditions set forth in the Indenture, the Notes, and the Company Repurchase Notice filed as Exhibit (a)(1) to this Schedule TO (the “Company Repurchase Notice”).

The offer to repurchase will expire at 5:00 p.m., New York City time, on April 13, 2010. This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is offering to repurchase for cash all of the Notes pursuant to the terms of the Indenture if properly tendered by the holders of the Notes (the “Holders”), subject to the terms and conditions set forth in the Company Repurchase Notice. The Notes are convertible into common stock, par value $0.01 per share, of the Company in accordance with the Indenture. The Company’s principal executive offices are located at 5005 E. McDowell Road Phoenix, AZ 85008, and its telephone number is (602) 244-6600. Certain of the Company’s subsidiaries act as guarantors on the Notes. The principal executive offices and telephone number of each such subsidiary note guarantor is the same as that of the Company. The Company has described its material debt agreements and other material arrangements and agreements with respect to its securities in its Form 10-K Report for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). See the Notes to Consolidated Financial Statements in the 2009 Form 10-K, including Note 8 for information regarding the Company’s long-term debt, including convertible debt, and Note 10 and Note 11 for information regarding other equity securities. The 2009 Form 10-K also references the filing or incorporation of certain of these material agreements as exhibits to the 2009 Form 10-K.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Repurchase Notice is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements are not considered material to a security holder’s decision whether to sell, tender or hold securities, and therefore not required, when (i) the consideration being paid to such holders consists solely of cash, (ii) the offer to repurchase is not subject to any financing conditions, (iii) the offer to repurchase applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. Based on the foregoing, financial statements are not included as part of this Schedule TO.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	Not applicable.

(b)	Not applicable.

Item 12.	Exhibits.

(a)(1)	Company Repurchase Notice to Holders of its Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B dated March 16, 2010.

(a)(5)	Press Release issued by the Company on March 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of July 21, 2006, by and among the Company, certain subsidiaries of the Company who are Note Guarantors, and Wells Fargo Bank, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed July 26, 2006.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: March 16, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Company Repurchase Notice to Holders of its Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B dated March 16, 2010.

(a)(5)	Press Release issued by the Company on March 16, 2010.

(b)	Not applicable.

(d)	Indenture, dated as of July 21, 2006, by and among the Company, certain subsidiaries of the Company who are Note Guarantors, and Wells Fargo Bank, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed July 26, 2006.

(g)	Not applicable.

(h)	Not applicable.

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